Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Welcome to CEO Perspectives, a regular publication in which Clariant CEO, Hariolf Kottmann, shares his thoughts on important topics for our company.

For comments and questions please email us at: group.communications@clariant.com.

Mr. Hariolf Kottmann, Clariant and Huntsman Corporation want to join in a merger of equals. Why is this a good deal for Clariant?

A true merger of equals does not only mean that there will be a well-balanced governance with Peter Huntsman acting as CEO of the new company and myself as Chairman of the Board of Directors. Equality should also describe the present status of the involved parties before they make the deal. There should be a good cultural fit, matching portfolio and complementary global footprint — all of which holds true for Clariant and Huntsman. It is our common vision to create the global leader in specialty chemicals. And it is actually a very good deal for us at the right time.

Why is now the right time when Clariant has just accomplished stability?

This planned merger of equals is the next logical step in our evolution. As I stressed before, we are facing an uncertain economic environment with moderate growth and high volatility coupled with political uncertainties. When we look at the competitor landscape, we see highly specialized companies like Croda and big players like Evonik — and ourselves stuck in the middle. That’s not where we want to be!

The combination of Huntsman’s strength in the US with Clariant’s force in Europe and the strengthening of our operations in Asia would ensure a more lasting stability. The new company would not only be more resilient against competitors but also economic volatility. An enhanced global presence and a more diversified portfolio would both minimize market risks and provide growth opportunities. The time for this deal is just right.

From the media side we hear that Clariant — among others — is acting under a lot of pressure to find M&A opportunities. Didn’t you say before that we do not feel any pressure?

There was no pressure at all to consider the deal. We could continue our journey alone. However, as I said before, if such an opportunity comes up, we would not hesitate to seize it. Together, we could be market leader in many segments. Our technology leadership would allow us product differentiation, and only through differentiation we will outperform our competitors and maintain ourselves in the market.

By uniting two strong R&D capacities and global presences, we are strengthening our growth opportunities. We are well aware of our responsibility towards our employees, our shareholders, and customers. It is nothing but this responsibility that drives our actions. A larger global reach, more innovation power and better risk diversification will be in the best interest of all of our stakeholders.

That all sounds very promising. However, such a merger always goes along with a lot of synergies resulting in job cuts. Is this deal really in the best interest of our employees?

I am aware that there are concerns and of course not everything will remain as it is today. But change is something that has always been a part of our life, not only at Clariant. And don’t forget that this is a merger of equals. The portfolio of both companies is highly complementary. Our focus is rather a combination of our strength than huge job cuts. At the same time we cannot deny that this merger can only be successful if we identify synergies. As a listed company our freedom depends on how we manage the expectations of the market. If we do not meet the rising demands of our investors and shareholders, we will forfeit our independence to the detriment of the majority of our employees. The synergies will help to strengthen our positioning in the market.

However, for the time being, nothing changes. Only after closing, which we plan to accomplish by year-end 2017, we will combine the strengths of the two companies and leverage the infrastructure trough integrating the two companies’ services, optimizing processes, and improving efficiencies. I assure you that I value our employees as the most important resource of this company and that throughout the planned changes we will work as hard as possible to find the best solution for the affected people.

Since 2008, we have worked hard to transform our company from a restructuring case into the “New Clariant”, a corporation that stands for Excellence, Innovation, and Sustainability. This transformation was unavoidable and it has long since starts to bear fruit. Your contributions over the past years now pay off. I am convinced that with our current set-up we can do a lot more. Our organization — including our Innovation Management, our Sustainability approach, Clariant Excellence, and Global Business Services — delivers high performance.

The cost base, however, is too high for such a small company. That’s why a bold step is logic, but only with the right fit. We have found it with Huntsman. The combination could create a top company with higher strategic flexibility, more resilience against competition and strong cash flow for further strategic moves. So yes, this deal is in the best interest of the majority of our employees.

At the Annual Global Meeting you mentioned that Mr. Huntsman and you are friends. Has this friendship inspired the negotiations about the merger?

Assuming that friendship could possibly be the basis for such a deal would be naïve. However, you need to have mutual trust to go into a negotiation like that. The plan to join our forces is based on very rational thinking. We are deeply convinced that creating a new company with an enterprise value of approximately 20 billion USD will benefit employees, shareholders, customers, and communities from both sides. The prerequisites are very good: Both companies show a quite similar history and legacy. Both are well experienced in integrating other corporate cultures through their respective M&A activities over the past years. Both have gone through severe transformation processes. Both have optimized their portfolios towards specialty chemicals. Our joint vision when starting the negotiations was two strong teams joining forces to open up new growth opportunities across the world.

Getting back to your question: Our friendship will indeed help to achieve that goal. Peter and I share the same strategic vision of creating value for all of our stakeholders by providing sustainable and highly innovative solutions. Our solid foundation of trust will certainly help to guarantee a smooth transition as well as a successful joint steering of the new company. Our companies will apply an integration approach in a spirit of partnership across all operating business functions in order to ensure a seamless integration of the two businesses.

What do you expect from your employees?

First and foremost, I expect from our employees to stay open minded and keep up the good spirit we have worked so hard for over the past years. If we are successful with this deal, the merger will be the logical last chapter in the history of our company. Then we will open up a new, joint book. The book of HuntsmanClariant. I ask everybody to support this transformation.

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.